FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

SEC MAIL PROCESSING
RECEIVED
DEC 02 2003
D.C. 181
SECTION

Citigroup Mortgage Loan Trust Inc.
Exact Name of Registrant as Specified in Charter

1257102 [redacted]
Registrant CIK Number

For
Form 8-K, November 26, 2003, Series 2003-UST1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-107958
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

03039742

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 26, 2003

CITIGROUP MORTGAGE LOAN TRUST INC.

By: /s/ Susan Mills
Name: Susan Mills
Title: Director

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	**Description**	**Format**
99.1	Collateral Term Sheets	P*

---

*The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic filing requirements.

Preliminary Term Sheet ***Date Prepared: November 12, 2003***

U.S. TRUST

CMLT, Series 2003-UST1

Approximate Total Offered Size: $348,225,144

Tranche	Principal Bal.[1]	Int. Rate Type	Initial Coupon	Weighted Avg. Life	Tranche Type	Rating (S/F)
A-1	130,923,000	Fixed	5.50	4.51	Senior/Public	AAA/AAA
A-2	19,799,000	Fixed	5.50	2.70	Senior/Public	AAA/AAA
A-3	182,776,000	Fixed	5.00	3.85	Senior/Public	AAA/AAA
IO-1	142,486,800	WAC IO	0.26	N/A	Senior/ Public	AAA/AAA
IO-2	20,852,673	WAC IO	0.33	N/A	Senior/ Public	AAA/AAA
IO-3	191,994,006	WAC IO	0.26	N/A	Senior/ Public	AAA/AAA
PO-1	8,713,863	Fixed	N/A	4.68	Senior/ Public	AAA/AAA
PO-2	635,838	Fixed	N/A	3.68	Senior/ Public	AAA/AAA
PO-3	5,377,444	Fixed	N/A	4.22	Senior/ Public	AAA/AAA
B-1	2,664,800	Variable	5.23	7.21	Sub/Not Offered	AA/AA
B-2	1,421,200	Variable	5.23	7.21	Sub/Not Offered	A/A
B-3	1,243,500	Variable	5.23	7.21	Sub/Not Offered	BBB/BBB
B-4	710,500	Variable	5.23	7.21	Sub/Not Offered	BB/BB
B-5	355,100	Variable	5.23	7.21	Sub/Not Offered	B/B
B-6	713,235	Variable	5.23	7.21	Sub/Not Offered	NR/NR

(1) Class sizes are subject to a ± 5% variance.

Transaction Overview

Structure	REMIC Senior/Sub
Senior Enhancement Level	[2.00]%
Collateral	Residential 1st Lien, Balloon, Interest Only and Fully Amortizing Loans.
Registration	Classes A-1, A-2, A-3, IO-1, IO-2, IO-3, PO-1, PO-2 and PO-3 : Public, SEC-registered
Lead Manager	Citigroup Global Markets Inc.
Co Managers	Greenwich Capital and Lehman Brothers
Trust Administrator	Citibank, NA
Trustee	U.S. Bank
Distribution Dates	25th day of the month (or next business day)
Rating Agencies	S&P, Fitch
ERISA Eligibility	Class A-1, A-2, A-3, IO-1, IO-2, IO-3, PO-1, PO-2 and PO-3 Certificates only
SMMEA Eligibility	Class A-1, A-2, A-3, IO-1, IO-2, IO-3, PO-1, PO-2 and PO-3 Certificates only

citigroup

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

U.S. Trust Mortgage Pass-Through Certificates, Series 2003-UST1

	A-1	A-2	A-3	IO-1	IO-2	IO-3	PO-1	PO-2	PO-3
Approx. Principal Amount	130,923,000	19,799,000	182,776,000	142,486,800	20,852,673	191,994,006	8,713,863	635,838	5,377,444
Collateral	Balloon	Interest Only	Fully Amortizing	Balloon	Interest Only	Fully Amortizing	Balloon	Interest Only	Fully Amortizing
Expected Ratings (S&P/Fitch)	AAA/AAA	AAA/AAA	AAA/AAA	AAA/AAA	AAA/AAA	AAA/AAA	AAA/AAA	AAA/AAA	AAA/AAA
Credit Enhancement	Cross-Collateralized Subordination	Cross-Collateralized Subordination	Cross-Collateralized Subordination	Cross-Collateralized Subordination	Cross-Collateralized Subordination	Cross-Collateralized Subordination	Cross-Collateralized Subordination	Cross-Collateralized Subordination	Cross-Collateralized Subordination
Pricing Prepayment Speed	300 PSA	300 PSA	300 PSA	300 PSA	300 PSA	300 PSA	300 PSA	300 PSA	300 PSA
Pricing to Call	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Optional Clean Up Call	5% Call	5% Call	5% Call	5% Call	5% Call	5% Call	5% Call	5% Call	5% Call
Payment Frequency	Monthly	Monthly	Monthly	Monthly	Monthly	Monthly	Monthly	Monthly	Monthly
Payment Date (1)	25th	25th	25th	25th	25th	25th	25th	25th	25th
Delay Days	24	24	24	24	24	24	24	24	24
First Payment Date (1)	12/25/03	12/25/03	12/25/03	12/25/03	12/25/03	12/25/03	12/25/03	12/25/03	12/25/03
Accrued Interest	Settle with 25 days accrued	Settle with 25 days accrued	Settle with 25 days accrued interest	Settle with 25 days accrued	Settle with 25 days accrued	Settle with 25 days accrued interest	N/A	N/A	N/A
Interest Type	Fixed	Fixed	Fixed	Variable	Variable	Variable	N/A	N/A	N/A
Day Count	30/360	30/360	30/360	30/360	30/360	30/360	N/A	N/A	N/A
ERISA Eligible	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
SMMEA Eligible	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes

* Dates to be confirmed and subject to change

(1) Or the next business day if such a day is not a business day.

TRANSACTION NOTES

Credit Enhancement:

- AAA 2.00%
- AA 1.25%
- A 0.85%
- BBB 0.50%
- BB 0.30%
- B 0.20%

Only AAA Certificates Offered:

- The Company will initially retain all subordinate certificates.

Parent:

- The Company is an independently operating, wholly owned subsidiary of Charles Schwab Corporation. Currently Charles Schwab Corporation is rated A-/A2/A for senior unsecured debt by S&P, Moody's and Fitch, respectively.

Collateral Information:

- All loans are underwritten with Full Documentation.
- Borrowers whose loans are in this transaction have a weighted average FICO score of 751.
- The Weighted Average Original LTV of loans in this transaction is 47.56%.

TRANSACTION NOTES

Underwriting Guidelines:

The U.S. Trust Companies have underwritten and approved loans within each regional affiliate while maintaining the Company's central credit policy. The Companies only originate mortgage loans through their affiliates and do not employ mortgage brokers to initiate business.

- The Private Banker has initial contact with the borrower and underwrites the loan.
  - All loans are underwritten with full documentation.
  - Private Bankers do not underwrite to Fannie Mae/Freddie Mac underwriting guidelines.
- The loan application includes a personal financial statement listing all assets and liabilities including real estate, art and/or other non-liquid assets. The following are also required:
  - Two years of tax returns and all supporting documents.
  - If applicable, the Company will compare a pay-stub with YTD information to the salary stated on the prior year's tax return.
  - A TransUnion report on the individual and a Dun & Bradstreet report on the firm or other investigative information on the employer may be ordered.
  - At least one month of bank and brokerage statements to verify stated liquidity.
  - Generally, the Company will confirm employment information with the individual's manager.
- Cashflow and Liquidity are key determining factors when deciding to approve a loan.
  - Accessibility and availability of the individuals liquidity is considered.
  - Personal and professional references are verified.

Loan-to-Value:

- Loans with initial LTV ratios that exceed the limits below are subject to a higher level of senior level credit approval and must be reported to the National Credit Committee and to the Board.
- Guidelines for the ratio of the total loan amount to the value of the property, as measured by the lower of sales price or appraisal, is determined by management and may be subject to change depending on the real estate market and general economic conditions.

LOAN TO VALUE LIMITS

Owner Occupied, 1-4 Family Residential Properties	Max Loan-To-Value Ratio
Completed Properties	90%
Construction Properties	85%
10 Year Interest Only Loan	70%

- This transaction only securitizes those loans backed by Completed Properties.

ERISA Eligible: The Class A-1, A-2, A-3, IO-1, IO-2, IO-3, PO-1, PO-2 and PO-Certificates are expected to be ERISA Eligible.

SMMEA Eligible: The Class A-1, A-2, A-3, IO-1, IO-2, IO-3, PO-1, PO-2 and PO-Certificates are expected to be SMMEA Eligible.

TRANSACTION NOTES

Overview:

- REMIC Senior/Sub Structure
- Three loan groups comprised of 1st lien, balloons, interest only and fully amortizing mortgage loans.
- Subordinate tranches are cross collateralized.

Mortgage Loans: The aggregate principal balance of the mortgage loans as of the Cut-off Date was approximately $355,333,479. All of the mortgage loans are either amortizing balloons, interest only loans, or fully amortizing 10, 15 and 20 year maturity, 1st liens on one- to four-family residential properties.

Three Loan Groups:

- Loan Group 1 consists of amortizing balloon loans.
- Loan Group 2 consists of interest only mortgage loans.
- Loan Group 3 consists of 10, 15 and 20 Year maturity fully amortizing loans.

Cross Collateralization: The subordinate certificates are cross-collateralized.

Pricing Speed: 300% PSA

Geographics: NY: 35.70% CA: 16.84% CT: 11.16%

Servicing Fee: 25 bps per annum

Accrued Interest: All Certificates will settle with 25 days of accrued interest, assuming a November 26, 2003 settlement date.

Accrual Period: For all classes, the interest accrual period will be the calendar month preceding the current Distribution Date on a 30/360 basis.

Lockouts: Subordinate certificates have a 5 year principal prepayment lockout.

Clean-up Call: Clean-up call on any distribution date when the principal balance of the loans is ≤ **5%** of the original pool balance.

Distribution Date: The **25th day** of each month (or if not a business day, the next succeeding business day), commencing in December 2003.

TRANSACTION NOTES *(Continued)*

Shifting Interest:

- The Subordinate Certificates will receive their pro-rata share of scheduled principal and increasing portions of prepayments after the 60th Distribution Date if:
  - Senior Certificates have not been paid down to zero; and
  - Standard collateral performance triggers have not been breached.

  The prepayment percentages on the Subordinate Certificates are:

Distribution Date			% of Pro-rata Share
December 2003	through	November 2008	0%
December 2008	through	November 2009	30%
December 2009	through	November 2010	40%
December 2010	through	November 2011	60%
December 2011	through	November 2012	80%
December 2012	and after		100%

- Assuming no breach of the collateral performance triggers, the Subordinate Certificates will receive a percentage of their pro-rata share of all principal collections.
- Furthermore, the Senior Certificates will receive all unscheduled prepayments if the *current senior percentage* is greater than the *initial senior percentage*, i.e.,

$$\frac{\text{Senior Cert. Prin. Bal.}}{\text{Mort. Pool Prin. Bal.}} > \frac{\text{Senior Cert. Prin. Bal. At Closing}}{\text{Mortgage Pool Prin. Bal. At Cut-off Date}}$$

Advances: Servicer required to advance delinquent principal, interest, taxes, and insurance.

Compensating Interest: Servicer required to remit 30 days of interest on all partial prepayments or loans paid in full up to its servicing fee income for the related period.

TRANSACTION NOTES *(Continued)*

Weighted Average Life Sensitivity Table (Yrs.) - To Maturity

	Pricing Speeds (PSA%)				
Class	**0**	**100**	**300**	**400**	**500**
A-1	9.74	7.34	4.51	3.68	3.07
A-2	4.03	3.50	2.70	2.38	2.12
A-3	7.37	5.81	3.85	3.23	2.76
PO-1	9.29	7.21	4.68	3.91	3.34
PO-2	5.81	4.95	3.68	3.21	2.82
PO-3	7.68	6.15	4.22	3.61	3.15
B-1	8.12	7.78	7.21	6.98	6.77
B-2	8.12	7.78	7.21	6.98	6.77
B-3	8.12	7.78	7.21	6.98	6.77
B-4	8.12	7.78	7.21	6.98	6.77
B-5	8.12	7.78	7.21	6.98	6.77
B-6	8.12	7.78	7.21	6.98	6.77

POOL CHARACTERISTICS

Group 1 - Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
75,000.01 - 100,000.00	2	$194,000.00	0.13
100,000.01 - 125,000.00	8	$927,531.51	0.63
125,000.01 - 150,000.00	6	$840,740.69	0.57
150,000.01 - 175,000.00	7	$1,164,415.97	0.79
175,000.01 - 200,000.00	15	$2,876,359.81	1.96
200,000.01 - 225,000.00	10	$2,125,430.22	1.45
225,000.01 - 250,000.00	11	$2,643,814.03	1.80
250,000.01 - 275,000.00	9	$2,409,521.80	1.64
275,000.01 - 300,000.00	6	$1,752,719.61	1.19
300,000.01 - 322,700.00	2	$622,054.51	0.42
322,700.01 - 350,000.00	11	$3,692,615.18	2.52
350,000.01 - 500,000.00	55	$23,568,522.38	16.07
500,000.01 -1,000,000.00	70	$52,137,118.43	35.55
>1,000,000.00	38	$51,723,023.53	35.26
Total:	**250**	**$146,677,867.67**	**100.00**

Group 1 - Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
75,000.01 - 100,000.00	5	$448,261.48	0.31
100,000.01 - 125,000.00	7	$787,850.25	0.55
125,000.01 - 150,000.00	9	$1,275,289.43	0.90
150,000.01 - 175,000.00	7	$1,181,570.83	0.83
175,000.01 - 200,000.00	14	$2,597,134.15	1.82
200,000.01 - 225,000.00	12	$2,584,029.29	1.81
225,000.01 - 250,000.00	8	$1,923,814.57	1.35
250,000.01 - 275,000.00	9	$2,388,794.64	1.68
275,000.01 - 300,000.00	6	$1,736,685.98	1.22
300,000.01 - 322,700.00	5	$1,568,567.07	1.10
322,700.01 - 350,000.00	10	$3,353,457.45	2.35
350,000.01 - 500,000.00	52	$21,969,857.21	15.42
500,000.01 -1,000,000.00	70	$51,781,043.91	36.34
>1,000,000.00	36	$48,890,443.50	34.31
Total:	**250**	**$142,486,799.76**	**100.00**

citigroup

Group 1 - Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
4.000 - 4.499	5	$2,447,795.63	1.72
4.500 - 4.999	21	$12,486,460.26	8.76
5.000 - 5.499	84	$56,126,435.28	39.39
5.500 - 5.999	58	$40,061,570.99	28.12
6.000 - 6.499	24	$11,236,693.93	7.89
6.500 - 6.999	18	$6,605,995.81	4.64
7.000 - 7.499	29	$10,336,432.96	7.25
7.500 - 7.999	5	$1,216,583.72	0.85
8.000 - 8.499	5	$1,102,289.18	0.77
9.000 - 9.499	1	$866,542.00	0.61
Total:	**250**	**$142,486,799.76**	**100.00**

Group 1 - Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0 - 180	248	$141,708,028.41	99.45
181 - 240	1	$221,211.35	0.16
241 - 360	1	$557,560.00	0.39
Total:	**250**	**$142,486,799.76**	**100.00**

Group 1 - Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0 - 60	28	$10,563,568.88	7.41
61 - 120	79	$42,474,437.70	29.81
121 - 180	142	$88,891,233.18	62.39
301 - 360	1	$557,560.00	0.39
Total:	**250**	**$142,486,799.76**	**100.00**

citigroup

Group 1 - Seasoning of Mortgage Loans

Seasoning(mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0 - 6	94	$65,067,637.83	45.67
7 - 12	81	$50,257,251.48	35.27
13 - 18	11	$4,894,543.40	3.44
19 - 24	16	$6,556,713.99	4.60
25 - 30	2	$771,757.67	0.54
31 - 36	2	$515,836.43	0.36
37 - 42	1	$227,475.87	0.16
43 - 48	4	$1,025,999.82	0.72
49 - 54	5	$1,199,069.68	0.84
55 - 60	12	$3,930,650.18	2.76
61+	22	$8,039,863.41	5.64
Total:	**250**	**$142,486,799.76**	**100.00**

Group 1 - Original Loan-to-Value Ratios of Mortgage Loans

Original LTVs	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0.01 - 25.00	36	$15,363,928.05	10.78
25.01 - 30.00	16	$8,679,170.84	6.09
30.01 - 35.00	23	$15,308,356.57	10.74
35.01 - 40.00	17	$12,080,894.99	8.48
40.01 - 45.00	20	$10,595,974.97	7.44
45.01 - 50.00	23	$10,918,107.12	7.66
50.01 - 55.00	26	$14,419,960.27	10.12
55.01 - 60.00	19	$10,973,772.80	7.70
60.01 - 65.00	9	$5,255,648.92	3.69
65.01 - 70.00	29	$19,909,451.11	13.97
70.01 - 75.00	18	$10,879,846.75	7.64
75.01 - 80.00	11	$6,805,361.70	4.78
80.01 - 85.00	1	$704,839.38	0.49
85.01 - 90.00	1	$227,475.87	0.16
95.01 - 100.00	1	$364,010.42	0.26
Total:	**250**	**$142,486,799.76**	**100.00**

citigroup

Group 1 - Owner Occupancy of Mortgage Loans

Owner Occupancy	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Non Owner Occupied	4	$1,656,260.82	1.16
Owner Occupied	207	$119,653,119.16	83.97
Second Home	39	$21,177,419.78	14.86
Total:	**250**	**$142,486,799.76**	**100.00**

Group 1 - Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
2-4 Family	1	$494,735.80	0.35
Condominium	19	$10,957,294.45	7.69
Cooperative	27	$10,375,067.40	7.28
PUD	13	$5,720,969.45	4.02
Single Family	189	$113,848,049.67	79.90
Townhouse	1	$1,090,682.99	0.77
Total:	**250**	**$142,486,799.76**	**100.00**

Group 1 - Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Construction - Permanent	1	$526,066.94	0.37
Other	4	$1,560,122.41	1.09
Purchase	114	$68,338,607.40	47.96
Refinance Cash Out	44	$26,069,977.35	18.30
Refinance No Cash Out	87	$45,992,025.66	32.28
Total:	**250**	**$142,486,799.76**	**100.00**

Group 1 - Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Fixed 15/30 Balloon	186	$109,536,049.78	76.87
Fixed 5/30 balloon	17	$7,258,095.22	5.09
Fixed 7/30 balloon	15	$5,795,755.63	4.07
Other balloon	32	$19,896,899.13	13.96
Total:	**250**	**$142,486,799.76**	**100.00**

Group 1 - Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Arizona	1	$1,583,338.08	1.11
California	51	$32,160,661.97	22.57
Connecticut	20	$12,288,082.15	8.62
Florida	9	$4,384,496.53	3.08
Minnesota	1	$1,855,181.56	1.30
New Jersey	17	$9,689,413.39	6.80
New York	106	$58,259,629.44	40.89
Oregon	4	$1,507,557.84	1.06
Texas	18	$9,834,127.46	6.90
Virginia	2	$1,518,055.18	1.07
Other	21	$9,406,256.16	6.60
Total:	**250**	**$142,486,799.76**	**100.00**

Group 1 - Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
526 - 550	1	$415,818.01	0.29
601 - 625	1	$951,928.86	0.67
626 - 650	5	$3,160,069.19	2.22
651 - 675	9	$6,423,486.26	4.51
676 - 700	13	$6,754,347.39	4.74
701 - 725	21	$10,712,914.55	7.52
726 - 750	74	$46,370,494.35	32.54
751 - 775	47	$26,939,270.82	18.91
776 - 800	59	$26,389,392.30	18.52
801 - 825	20	$14,369,078.03	10.08
Total:	**250**	**$142,486,799.76**	**100.00**

Group 2 - Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
25,000.01 - 50,000.00	1	$48,000.00	0.20
75,000.01 - 100,000.00	1	$93,000.00	0.39
100,000.01 - 125,000.00	1	$107,200.00	0.45
125,000.01 - 150,000.00	1	$150,000.00	0.63
175,000.01 - 200,000.00	3	$571,323.43	2.41
200,000.01 - 225,000.00	2	$435,000.00	1.84
225,000.01 - 250,000.00	1	$250,000.00	1.06
250,000.01 - 275,000.00	2	$528,912.39	2.23
275,000.01 - 300,000.00	3	$900,000.00	3.80
322,700.01 - 350,000.00	1	$344,323.75	1.45
350,000.01 - 500,000.00	7	$2,974,006.94	12.56
500,000.01 -1,000,000.00	12	$9,522,963.29	40.21
>1,000,000.00	6	$7,760,000.00	32.76
Total:	**41**	**$23,684,729.80**	**100.00**

Group 2 - Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
25,000.01 - 50,000.00	4	$186,787.08	0.90
50,000.01 - 75,000.00	1	$58,640.00	0.28
100,000.01 - 125,000.00	1	$107,200.00	0.51
125,000.01 - 150,000.00	1	$150,000.00	0.72
150,000.01 - 175,000.00	1	$174,770.83	0.84
175,000.01 - 200,000.00	2	$371,323.42	1.78
200,000.01 - 225,000.00	2	$435,000.00	2.09
225,000.01 - 250,000.00	1	$250,000.00	1.20
250,000.01 - 275,000.00	2	$528,912.39	2.54
275,000.01 - 300,000.00	2	$600,000.00	2.88
322,700.01 - 350,000.00	1	$344,323.75	1.65
350,000.01 - 500,000.00	6	$2,524,006.94	12.10
500,000.01 -1,000,000.00	12	$9,614,208.86	46.11
>1,000,000.00	5	$5,507,500.00	26.41
Total:	**41**	**$20,852,673.27**	**100.00**

citigroup

Group 2 - Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
5.000 - 5.499	11	$5,458,493.15	26.18
5.500 - 5.999	12	$8,194,773.79	39.30
6.000 - 6.499	4	$2,461,513.43	11.80
6.500 - 6.999	12	$3,678,537.07	17.64
7.500 - 7.999	2	$1,059,355.83	5.08
Total:	**41**	**$20,852,673.27**	**100.00**

Group 2 - Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0 - 180	41	$20,852,673.27	100.00
Total:	**41**	**$20,852,673.27**	**100.00**

Group 2 - Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0 - 60	37	$17,139,728.05	82.19
61 - 120	4	$3,712,945.22	17.81
Total:	**41**	**$20,852,673.27**	**100.00**

Group 2 - Seasoning of Mortgage Loans

Seasoning(mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0 - 6	4	$3,712,945.22	17.81
7 - 12	7	$3,078,168.00	14.76
13 - 18	9	$5,112,153.72	24.52
19 - 24	6	$3,245,000.00	15.56
25 - 30	7	$3,892,054.25	18.66
31 - 36	1	$1,012,500.00	4.86
43 - 48	2	$105,495.83	0.51
49 - 54	1	$190,000.00	0.91
55 - 60	4	$504,356.25	2.42
Total:	**41**	**$20,852,673.27**	**100.00**

Group 2 - Original Loan-to-Value Ratios of Mortgage Loans

Original LTVs	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0.01 - 25.00	6	$3,029,252.75	14.53
25.01 - 30.00	6	$3,627,453.21	17.40
30.01 - 35.00	5	$2,137,034.47	10.25
35.01 - 40.00	2	$91,931.25	0.44
40.01 - 45.00	3	$1,308,640.00	6.28
45.01 - 50.00	1	$500,000.00	2.40
50.01 - 55.00	1	$800,000.00	3.84
55.01 - 60.00	1	$1,200,000.00	5.75
60.01 - 65.00	3	$1,745,000.00	8.37
65.01 - 70.00	1	$359,787.12	1.73
70.01 - 75.00	5	$3,183,433.38	15.27
75.01 - 80.00	5	$2,183,523.42	10.47
80.01 - 85.00	1	$639,761.84	3.07
95.01 - 100.00	1	$46,855.83	0.22
Total:	**41**	**$20,852,673.27**	**100.00**

Group 2 - Owner Occupancy of Mortgage Loans

Owner Occupancy	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Non Owner Occupied	1	$107,200.00	0.51
Owner Occupied	33	$17,536,932.45	84.10
Second Home	7	$3,208,540.82	15.39
Total:	**41**	**$20,852,673.27**	**100.00**

Group 2 - Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Condominium	4	$917,323.75	4.40
Cooperative	1	$882,000.00	4.23
PUD	3	$1,159,200.00	5.56
Single Family	31	$17,697,293.69	84.87
Townhouse	2	$196,855.83	0.94
Total:	**41**	**$20,852,673.27**	**100.00**

citigroup

Group 2 - Loan Purpose of Mortgage Loans			
Loan Purpose	**Number of Loans**	**Aggregate Principal Balance as of Cut-off Date**	**% of Aggregate Principal Balance as of Cut-off Date**
Purchase	21	$8,837,320.60	42.38
Refinance Cash Out	10	$5,407,380.65	25.93
Refinance No Cash Out	10	$6,607,972.02	31.69
Total:	**41**	**$20,852,673.27**	**100.00**

Group 2 - Product Type of Mortgage Loans			
Product Type	**Number of Loans**	**Aggregate Principal Balance as of Cut-off Date**	**% of Aggregate Principal Balance as of Cut-off Date**
Fixed 10 yr interest only	4	$3,712,945.22	17.81
Fixed 3 yr interest only	1	$783,584.43	3.76
Fixed 5 yr Interest only	36	$16,356,143.62	78.44
Total:	**41**	**$20,852,673.27**	**100.00**

Group 2 - Geographical Distribution of Mortgages Loans			
State	**Number of Loans**	**Aggregate Principal Balance as of Cut-off Date**	**% of Aggregate Principal Balance as of Cut-off Date**
California	6	$4,221,418.09	20.24
Connecticut	5	$3,475,000.00	16.66
Florida	6	$2,340,864.57	11.23
Hawaii	1	$978,183.38	4.69
Idaho	1	$210,000.00	1.01
Illinois	1	$800,000.00	3.84
Massachusetts	1	$225,000.00	1.08
New Jersey	3	$1,433,410.83	6.87
New York	6	$2,359,929.00	11.32
Oregon	2	$1,186,429.21	5.69
South Carolina	1	$752,000.00	3.61
Texas	6	$2,720,463.19	13.05
Other	2	$149,975.00	0.72
Total:	**41**	**$20,852,673.27**	**100.00**

citigroup

Group 2 - Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
626 - 650	2	$928,855.83	4.45
651 - 675	1	$1,100,000.00	5.28
676 - 700	2	$1,058,640.00	5.08
701 - 725	2	$682,200.00	3.27
726 - 750	10	$5,916,955.21	28.38
751 - 775	15	$7,252,573.56	34.78
776 - 800	9	$3,913,448.67	18.77
Total:	**41**	**$20,852,673.27**	**100.00**

Group 3 - Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
25,000.01 - 50,000.00	1	$29,935.28	0.01
50,000.01 - 75,000.00	6	$384,000.00	0.19
75,000.01 - 100,000.00	8	$703,696.43	0.34
100,000.01 - 125,000.00	12	$1,343,517.20	0.66
125,000.01 - 150,000.00	17	$2,299,793.76	1.13
150,000.01 - 175,000.00	10	$1,616,348.15	0.79
175,000.01 - 200,000.00	17	$3,183,421.84	1.56
200,000.01 - 225,000.00	7	$1,472,124.27	0.72
225,000.01 - 250,000.00	20	$4,825,555.41	2.36
250,000.01 - 275,000.00	17	$4,484,792.91	2.20
275,000.01 - 300,000.00	24	$6,970,498.56	3.41
300,000.01 - 322,700.00	12	$3,719,376.32	1.82
322,700.01 - 350,000.00	20	$6,690,425.94	3.28
350,000.01 - 500,000.00	76	$32,062,721.27	15.70
500,000.01 -1,000,000.00	117	$85,760,381.68	41.99
>1,000,000.00	35	$48,699,895.65	23.84
Total:	**399**	**$204,246,484.67**	**100.00**

Group 3 - Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0.01 - 25,000.00	2	$8,682.46	0.00
25,000.01 - 50,000.00	6	$232,808.03	0.12
50,000.01 - 75,000.00	7	$458,452.60	0.24
75,000.01 - 100,000.00	14	$1,206,418.18	0.63
100,000.01 - 125,000.00	14	$1,573,613.42	0.82
125,000.01 - 150,000.00	16	$2,127,171.46	1.11
150,000.01 - 175,000.00	12	$1,964,466.63	1.02
175,000.01 - 200,000.00	13	$2,413,442.47	1.26
200,000.01 - 225,000.00	7	$1,514,304.38	0.79
225,000.01 - 250,000.00	20	$4,754,250.46	2.48
250,000.01 - 275,000.00	23	$5,999,348.01	3.12
275,000.01 - 300,000.00	21	$6,073,355.22	3.16
300,000.01 - 322,700.00	11	$3,437,164.95	1.79
322,700.01 - 350,000.00	16	$5,331,951.83	2.78
350,000.01 - 500,000.00	80	$33,759,598.28	17.58
500,000.01 -1,000,000.00	105	$76,735,100.54	39.97
>1,000,000.00	32	$44,403,877.08	23.13
Total:	**399**	**$191,994,006.00**	**100.00**

citigroup

Group 3 - Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
4.000 - 4.499	2	$2,159,572.18	1.12
4.500 - 4.999	92	$51,650,394.86	26.90
5.000 - 5.499	160	$81,758,991.60	42.58
5.500 - 5.999	66	$32,628,861.20	16.99
6.000 - 6.499	17	$6,609,523.36	3.44
6.500 - 6.999	37	$12,219,497.62	6.36
7.000 - 7.499	16	$3,862,004.66	2.01
7.500 - 7.999	5	$577,303.80	0.30
8.000 - 8.499	2	$130,930.77	0.07
9.000 - 9.499	1	$245,875.86	0.13
10.000 - 10.499	1	$151,050.09	0.08
Total:	**399**	**$191,994,006.00**	**100.00**

Group 3 - Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0 - 180	395	$191,041,095.20	99.50
181 - 240	4	$952,910.80	0.50
Total:	**399**	**$191,994,006.00**	**100.00**

Group 3 - Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0 - 60	16	$1,959,799.51	1.02
61 - 120	52	$22,327,494.74	11.63
121 - 180	331	$167,706,711.75	87.35
Total:	**399**	**$191,994,006.00**	**100.00**

Group 3 - Seasoning of Mortgage Loans

Seasoning(mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0 - 6	176	$99,911,423.73	52.04
7 - 12	143	$66,350,770.26	34.56
13 - 18	17	$8,846,065.53	4.61
19 - 24	19	$7,302,557.19	3.80
25 - 30	5	$1,824,101.26	0.95
31 - 36	1	$287,970.38	0.15
43 - 48	1	$47,071.42	0.02
49 - 54	3	$338,441.42	0.18
55 - 60	10	$3,547,620.30	1.85
61+	24	$3,537,984.51	1.84
Total:	**399**	**$191,994,006.00**	**100.00**

Group 3 - Original Loan-to-Value Ratios of Mortgage Loans

Original LTVs	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0.01 - 25.00	76	$29,845,654.29	15.55
25.01 - 30.00	32	$12,864,967.50	6.70
30.01 - 35.00	24	$7,850,255.17	4.09
35.01 - 40.00	36	$15,706,259.97	8.18
40.01 - 45.00	37	$21,176,717.01	11.03
45.01 - 50.00	41	$25,999,153.70	13.54
50.01 - 55.00	21	$10,487,518.82	5.46
55.01 - 60.00	30	$16,338,118.12	8.51
60.01 - 65.00	25	$12,680,499.97	6.60
65.01 - 70.00	25	$15,959,021.18	8.31
70.01 - 75.00	31	$14,989,039.76	7.81
75.01 - 80.00	18	$7,194,436.43	3.75
80.01 - 85.00	2	$428,095.16	0.22
85.01 - 90.00	1	$474,268.92	0.25
Total:	**399**	**$191,994,006.00**	**100.00**

Group 3 - Owner Occupancy of Mortgage Loans

Owner Occupancy	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Non Owner Occupied	13	$3,934,091.75	2.05
Owner Occupied	323	$156,194,366.39	81.35
Second Home	63	$31,865,547.86	16.60
Total:	**399**	**$191,994,006.00**	**100.00**

Group 3 - Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
2-4 Family	1	$227,072.57	0.12
Condominium	23	$7,962,379.87	4.15
Cooperative	41	$14,804,388.47	7.71
Farm	2	$756,907.35	0.39
PUD	22	$9,115,713.90	4.75
Single Family	308	$157,939,864.90	82.26
Townhouse	2	$1,187,678.94	0.62
Total:	**399**	**$191,994,006.00**	**100.00**

Group 3 - Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Construction - Permanent	4	$1,618,559.51	0.84
Other	2	$114,576.31	0.06
Purchase	169	$87,018,475.54	45.32
Refinance Cash Out	79	$39,933,811.20	20.80
Refinance No Cash Out	145	$63,308,583.44	32.97
Total:	**399**	**$191,994,006.00**	**100.00**

Group 3 - Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Fixed 10 yr	16	$5,550,636.17	2.89
Fixed 15 yr	381	$186,165,363.64	96.96
Fixed 20 yr	2	$278,006.19	0.14
Total:	**399**	**$191,994,006.00**	**100.00**

Group 3 - Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
California	42	$23,446,321.87	12.21
Colorado	6	$3,569,550.98	1.86
Connecticut	41	$23,877,392.03	12.44
District of Columbia	7	$4,123,792.59	2.15
Florida	10	$3,402,004.03	1.77
Massachusetts	10	$6,736,567.96	3.51
New Jersey	41	$18,344,493.76	9.55
New York	131	$66,239,006.40	34.50
North Carolina	20	$7,429,702.87	3.87
Oregon	6	$2,192,956.82	1.14
Texas	52	$18,657,399.70	9.72
Other	33	$13,974,816.99	7.28
Total:	**399**	**$191,994,006.00**	**100.00**

Group 3 - Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
551 - 575	1	$229,466.24	0.12
576 - 600	2	$335,209.80	0.17
601 - 625	1	$636,217.25	0.33
626 - 650	4	$2,314,611.88	1.21
651 - 675	10	$2,925,015.15	1.52
676 - 700	20	$8,861,977.95	4.62
701 - 725	36	$17,282,595.28	9.00
726 - 750	117	$70,124,042.67	36.52
751 - 775	85	$40,637,871.26	21.17
776 - 800	102	$41,130,672.21	21.42
801 - 825	21	$7,516,326.31	3.91
Total:	**399**	**$191,994,006.00**	**100.00**